EXHIBIT 21.1

Subsidiaries of SunPower Corporation

Subsidiary Name	Jurisdiction
Pluto Acquisition Company LLC	Delaware
SunPower Bermuda Holdings	Bermuda
SunPower Corporation Australia Pty. Ltd.	Australia
SunPower Corporation, Systems	Delaware
Sunpower GmbH	Germany
SunPower Italia S.r.l.	Italy
SunPower North America, LLC	Delaware
SunPower Philippines Manufacturing Ltd.	Cayman Islands
SunPower Systems Sarl	Switzerland
SunPower Technology Ltd.	Cayman Islands

Joint Ventures of SunPower Corporation

Joint Venture Name	Jurisdiction
Woongjin Energy Company, Ltd.	Korea

SunPower Corporation does business under the following names

Company	dba
SunPower Corporation	California SunPower Corporation
SunPower Corporation	SPWR Solar Corporation
SunPower Corporation	SPWR Solar

SunPower Corporation, Systems does business under the following names

Subsidiary	dba
SunPower Corporation, Systems	California SunPower Energy Corporation
SunPower Corporation, Systems	SunPower Energy Corporation